Exhibit 1

For Immediate Release	18 March 2010

WPP  plc  (WPP)

Directors  Interests

WPP was notified yesterday of a change in the share ownership of Mr Mark Read, an executive director of the company pursuant to the WPP Annual Bonus Deferral Plan.  On 16th March 2010, Mr Read received 4,881 shares pursuant to this plan, of which 2,006 shares were sold to fund taxes.  At today's date, Mr Read's beneficial holding is 97,126 shares, representing 0.008% of WPP' s issued share capital.

Contact:
Feona McEwan, WPP	+44 (0)207 408 2204